NEW GOLD REPORTS THIRD QUARTER 2024 RESULTS

Strong All-in Sustaining Costs Drive Increasing Margins and Record Free Cash Flow Generation, Provides 2024 Operational Outlook Update

(All amounts are in U.S. dollars unless otherwise indicated)

October 29, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports third quarter results for the Company as of September 30, 2024. Third quarter 2024 production was 78,369 gold ounces and 12.6 million pounds of copper, at operating expenses of $1,021 per gold ounce sold (co-product basis)[3] and all-in sustaining costs[1] of $1,195 per gold ounce sold (by-product basis). The strong cost performance allows the Company to leverage higher metal prices, resulting in record cash flow from operations of $128 million and record free cash flow[1] of $57 million.

Third Quarter Delivers Highest Production and Lowest Costs This Year, Trends Expected to Continue into the Fourth Quarter

"New Afton delivered a strong operating quarter and completed critical C-Zone milestones ahead of schedule, while Rainy River delivered costs as planned, with all-in sustaining costs 29% lower quarter-over-quarter," stated Patrick Godin, President and CEO. "The Company continues to expect the fourth quarter of 2024 to be its strongest quarter of the year, concluding a successful year that has seen New Gold reach its free cash flow inflection point and deliver on key project milestones in pursuit of our objective to target a sustainable production platform of approximately 600,000 gold equivalent ounces per year until at least 2030."

- Third quarter consolidated production was 78,369 ounces of gold and 12.6 million pounds of copper at all-in sustaining costs[1] of $1,195 per gold ounce sold (by-product basis).

- New Afton third quarter production was 16,477 ounces of gold and 12.6 million pounds of copper at all-in sustaining costs[1] of ($408) per gold ounce sold (by-product basis). The B3 cave continues to perform as planned, and C-Zone ore production is ramping up concurrently with construction of the cave footprint. Commercial production from C-Zone and crusher commissioning occurred early in the fourth quarter, two months ahead of schedule.

- Rainy River third quarter production was 61,892 ounces of gold at all-in sustaining costs[1] of $1,327 per gold ounce sold (by-product basis). Although Rainy River achieved the highest production quarter year-to-date, operations were impacted by a voluntary suspension following a fatality in July, after which open pit production gradually returned to full capacity.

New Gold Achieves Record Quarterly Free Cash Flow, Further Strengthening the Balance Sheet

"Financially, the third quarter was excellent for New Gold, highlighted by record quarterly free cash flow generation of $57 million," added Mr. Godin. "Similarly, financial discipline allowed the Company to maintain an excellent liquidity position and strong balance sheet while making the $43 million payment to Ontario Teachers and repaying $50 million on the credit facility."

- The Company delivered record quarterly revenue of $252 million, record cash flow from operations of $128 million, and record free cash flow[1] of $57 million, driven by higher metal prices, operational discipline and efficient capital management.

- During the third quarter, the Company made a payment of $43 million to the Ontario Teachers' Pension Plan ("Ontario Teachers") as part of the minimum cash guarantee under the terms of the original 2020 New Afton strategic partnership. The Company also repaid $50 million of the $100 million drawn on its credit facility to fund the payment under the amending agreement with Ontario Teachers pursuant to which the strategic partnership was amended to reduce the free cash flow interest from 46.0% to 19.9% (the "Amending Agreement").

- New Gold exits the third quarter with a strong financial position, with cash and cash equivalents of $133 million, and a liquidity position of $459 million as at September 30, 2024.

2024 Operational Outlook Update, Highlighted by Strong Cost Performance

"Although we expect consolidated gold production to be slightly below the original guidance range, copper production, cash costs, all-in sustaining costs and capital spending are all trending in-line with or better than the outlook presented at the beginning of this year," stated Mr. Godin. "On an asset basis, New Afton full-year gold production is expected to be at the top end of the guidance range and Rainy River gold production is expected to be lower than planned, mainly due to less high-grade tonnes on two open pit benches, and our decision to voluntarily suspend operations in July and gradually return to full production."

"Considering the performance to date, and after reviewing the open pit ore blocks planned at Rainy River in the fourth quarter, together with the excellent performance at New Afton, we are confident in our updated consolidated production forecasts to the end of this year and our previously provided 2025 and 2026 outlook. Furthermore, through operational discipline and capital management, we continue to successfully manage costs to generate significant free cash flow and offset the financial impact of lower production at Rainy River. Following the free cash flow inflection point, achieved in the middle of this year, and with the completion of key growth project milestones, the Company is well positioned to continue delivering on our targets and leverage the current metal price environment," added Mr. Godin.

- Gold production is expected to be in the range of 300,000 to 310,000 ounces (previously 310,000 to 350,000 ounces). New Afton gold production is expected to be at the top end of the guidance range of 60,000 to 70,000 ounces. Rainy River gold production is expected to be in the range of 230,000 to 240,000 ounces (previously 250,000 to 280,000 ounces).

- Copper production is expected to be at the mid-point of the guidance range of 50 to 60 million pounds.

- Cash costs[1] are trending in-line with the mid-point of the guidance range of $725 to $825 per gold ounce sold, on a by-product basis, despite the slightly lower gold production outlook and lower capitalized waste stripping, as a result of lower mining and processing costs, achieved through operational discipline at both operations, and higher by-product revenues from higher copper prices. Overall, the unit mining cost per tonne is lower than plan due to operational efficiency improvements and cost reduction initiatives.

- All-in sustaining costs[1] are expected to be at the low end of the guidance range of $1,240 to $1,340 per gold ounce sold, on a by-product basis, as a result of strong cash costs and lower sustaining capital spend. Rainy River's all-in sustaining costs are expected to be at the top end of its guidance range as lower mining and processing costs offset the lower expected production. All-in sustaining costs at New Afton are expected to be below the low end of its guidance range.

- Operating expenses per gold ounce (co-product) are now tracking to the high end or slightly above the top end of the guidance range of $965 to $1,065 per gold ounce sold as a result of lower capitalized waste stripping and slightly lower gold production, which offset the impact of lower mining and processing costs. Operating expenses per copper pound (co-product) are trending in-line with the mid-point of the guidance range of $1.90 to $2.40 per copper pound sold.

- Sustaining capital[1] is tracking approximately $20 million below the low end of the guidance range of $115 million to $130 million, due to efficient capital management, savings related to execution of the Rainy River tailings dam raise, lower capitalized waste stripping and timing of capital spend at New Afton.

- Growth capital[1] is tracking to the low end of the guidance range of $175 million to $200 million, due to efficient capital management and early commissioning of the materials handling system at New Afton.

Notable Exploration Successes With a Focus on Near Mine Targets

"Our exploration strategy continued to advance during the third quarter, with positive exploration results released on both assets earlier in September. With the previously announced increased exploration budgets at both Rainy River and New Afton, the fourth quarter is expected to have the most metres drilled in 2024, as we work towards updating our Mineral Reserves and Resources early in 2025," stated Mr. Godin.

- At Rainy River, exploration drilling continues to advance on underground targets. During the third quarter, the Company provided an update on the ongoing Rainy River exploration program (*see September 11, 2024 news release*), highlighting successful expansion of gold mineralized zones. These results are expected to have a positive impact on Rainy River's Mineral Resource estimate at year-end 2024 and form the basis of additional exploration opportunities in the coming years. Exploration drilling in the fourth quarter will continue testing the down-dip continuity of existing underground zones while exploring for potential new mining zones.

- At New Afton, the Company continues to prioritize exploration drilling from the underground drift previously completed in the second quarter. During the third quarter, the Company provided an additional update on the ongoing exploration program at New Afton (*see September 16, 2024 news release*), highlighting positive exploration results in the eastern part of the mine where high-grade copper-gold porphyry mineralization was intersected. Exploration efforts during the fourth quarter will remain focused on potential near-mine copper-gold zones located above the C-Zone extraction level.

Consolidated Financial Highlights

	Q3 2024	Q3 2023	9M 2024	9M 2023
Revenue ($M)	252.0	201.3	662.3	587.3
Operating expenses ($M)	107.6	107.5	323.9	329.6
Depreciation and depletion ($M)	58.3	58.8	190.8	168.2
Net earnings (loss) ($M)	37.9	(2.7)	47.5	(37.1)
Net earnings (loss), per share ($)	0.05	—	0.06	(0.05)
Adj. net earnings ($M)[1]	64.3	23.1	94.3	53.1
Adj. net earnings, per share ($)[1]	0.08	0.03	0.13	0.08
Cash generated from operations ($M)	127.9	100.1	283.2	217.0
Cash generated from operations, per share ($)	0.16	0.15	0.38	0.32
Cash generated from operations, before changes in non-cash operating working capital ($M)[1]	120.0	87.7	283.1	228.5
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[1]	0.15	0.13	0.38	0.33
Free cash flow ($M)[1]	57.0	21.6	62.8	(17.3)

- Revenue in the third quarter increased over the prior-year period primarily due to higher metal prices and gold sales volume, partially offset by lower copper sales volume. For the nine months ended September 30, 2024, the increase in revenue relative to the prior-year period was primarily due to higher metal prices, partially offset by lower gold sales volume.

- Operating expenses in the third quarter and for the nine months ended September 30, 2024 were in-line with the prior year periods.

- Depreciation expense in the third quarter was in-line compared to the prior-year period as the higher depreciable cost basis at Rainy River was offset by the lower depreciable cost basis at New Afton due to the disposition of mineral interest properties as a result of the accounting for the Amending Agreement with Ontario Teachers. For the nine months ended September 30, 2024, depreciation and depletion increased due to a higher depreciable cost basis when compared to the prior-year period, partially offset by an inventory write-up at Rainy River. Depreciation expense in the fourth quarter is expected to increase as C-Zone has reached commercial production and increases the depreciable cost basis.

- Net earnings increased over the prior-year periods due to higher revenue. For the nine months ended September 30, 2024, the increase in net earnings was also attributable to a net gain on the derecognition of the New Afton free cash flow obligation.

- Adjusted net earnings[1] increased over the prior-year periods due to higher revenue, partially offset by higher depreciation in the nine months ended September 30, 2024.

- Cash generated from operations and free cash flow[1] increased over the prior-year periods primarily due to higher revenue, lower sustaining capital spend, and positive working capital movements. The Company delivered record quarterly free cash flow of $57 million.

- September 30, 2024 cash and cash equivalents were $133 million.

Consolidated Operational Highlights

	Q3 2024	Q3 2023	9M 2024	9M 2023
Gold production (ounces)[2]	78,369	82,986	217,865	241,991
Gold sold (ounces)[2]	81,791	79,821	219,565	241,247
Copper production (Mlbs)[2]	12.6	13.2	39.5	35.5
Copper sold (Mlbs)[2]	11.0	13.0	36.4	32.5
Gold revenue, per ounce ($)[3]	2,485	1,900	2,297	1,902
Copper revenue, per pound ($)[3]	3.98	3.57	3.97	3.65
Average realized gold price, per ounce ($)[1]	2,507	1,924	2,324	1,926
Average realized copper price, per pound ($)[1]	4.18	3.78	4.19	3.89
Operating expenses per gold ounce sold ($/ounce, co-product)[3]	1,021	982	1,090	1,014
Operating expenses per copper pound sold ($/pound, co-product)[3]	2.18	2.24	2.33	2.61
Depreciation and depletion per gold ounce sold ($/ounce)	715	739	872	699
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	741	749	783	858
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,195	1,333	1,317	1,418
Sustaining capital ($M)[1]	19.8	35.6	77.2	97.5
Growth capital ($M)[1]	42.7	35.0	118.6	107.8
Total capital ($M)	62.5	70.6	195.8	205.3

Rainy River Mine

Operational Highlights

Rainy River Mine	Q3 2024	Q3 2023	9M 2024	9M 2023
Gold production (ounces)[2]	61,892	64,970	164,908	191,053
Gold sold (ounces)[2]	67,228	62,426	169,837	193,846
Gold revenue, per ounce ($)[3]	2,501	1,921	2,323	1,920
Average realized gold price, per ounce ($)[1]	2,501	1,921	2,323	1,920
Operating expenses per gold ounce sold ($/ounce)[3]	1,089	1,056	1,195	1,074
Depreciation and depletion per gold ounce sold ($/ounce)	681	641	809	613
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,028	1,015	1,130	1,032
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,327	1,535	1,582	1,532
Sustaining capital ($M)[1]	17.9	28.7	69.5	82.6
Growth capital ($M)[1]	14.0	3.3	31.8	13.5
Total capital ($M)	31.9	32.0	101.3	96.1

Operating Key Performance Indicators

Rainy River Mine	Q3 2024	Q3 2023	9M 2024	9M 2023
Open Pit Only				
Tonnes mined per day (ore and waste)	**81,619**	121,011	**97,352**	123,336
Ore tonnes mined per day	**24,374**	36,177	**19,527**	35,567
Operating waste tonnes per day	**52,080**	44,393	**53,299**	55,458
Capitalized waste tonnes per day	**5,164**	40,442	**24,526**	32,311
Total waste tonnes per day	**57,245**	84,835	**77,825**	87,769
Strip ratio (waste:ore)	**2.35**	2.35	**3.99**	2.47
Underground Only				
Ore tonnes mined per day	**834**	801	**755**	856
Waste tonnes mined per day	**1,117**	474	**1,166**	456
Lateral development (metres)	**1,018**	649	**3,275**	2,371
Open Pit and Underground				
Tonnes milled per calendar day	**24,528**	25,308	**25,204**	23,664
Gold grade milled (g/t)	**0.95**	0.97	**0.84**	1.01
Gold recovery (%)	**93**	90	**92**	91

- Third quarter gold production was 61,892 ounces. For the nine months ended September 30, 2024, gold production was 164,908 ounces. The decrease over the prior year periods was primarily due to increased mill feed from low-grade stockpiles.

- Operating expenses per gold ounce sold for the third quarter was in-line with the prior-year period. Operating expenses per gold ounce sold for the nine months ended September 30, 2024, increased over the prior-year period primarily due to lower sales volumes.

- All-in sustaining costs[1] per gold ounce sold (by-product basis) for the third quarter decreased over the prior-year period due to higher sales volumes and lower sustaining capital spend. All-in sustaining costs per gold ounce sold (by-product basis) for the nine months ended September 30, 2024, increased over the prior-year period due to lower sales volumes, partially offset by lower sustaining capital spend.

- Total capital for the third quarter is in-line with the prior-year period, and higher for the nine months ended September 30, 2024. The increase over the prior-year period is due to higher growth capital spend, partially offset by lower sustaining capital spend. Sustaining capital[1] is primarily related to capitalized waste, capital components, and tailings management. Growth capital[1] is related to underground development as the Underground Main and Intrepid zones continue to advance.

- Free cash flow for the third quarter and nine months ended September 30, 2024, was $44 million and $53 million (net of stream payments) respectively, an increase compared to the prior-year periods primarily due to an increase in revenue from higher gold prices, partially offset by higher growth capital spend.

- At Rainy River, first development ore was mined from Underground Main in late September, ahead of schedule. Underground Main contains the majority of underground mineral reserves at Rainy River and will be an important source of higher-grade production in the coming years to supplement mill feed from the open pit and the Intrepid underground zone. Mining of first ore follows the completion of the main fresh air raise and in-pit portal in the third quarter. With these important milestones completed, the Underground Main project is on track to commence stoping in the first half of 2025 and ramp up to an underground production rate of approximately 5,500 tonnes per day by 2027.

New Afton Mine

Operational Highlights

New Afton Mine	Q3 2024	Q3 2023	9M 2024	9M 2023
Gold production (ounces)[2]	16,477	18,016	52,957	50,937
Gold sold (ounces)[2]	14,564	17,395	49,728	47,401
Copper production (Mlbs)[2]	12.6	13.2	39.5	35.5
Copper sold (Mlbs)[2]	11.0	13.0	36.4	32.5
Gold revenue, per ounce ($)[3]	2,413	1,823	2,208	1,827
Copper revenue, per ounce ($)[3]	3.98	3.57	3.97	3.65
Average realized gold price, per ounce ($)[1]	2,536	1,932	2,330	1,948
Average realized copper price, per pound ($)[1]	4.18	3.78	4.19	3.89
Operating expenses ($/oz gold, co-product)[3]	709	718	730	769
Operating expenses ($/lb copper, co-product)[3]	2.18	2.24	2.33	2.61
Depreciation and depletion ($/ounce)	864	1,077	1,078	1,042
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	(583)	(206)	(401)	145
Cash costs per gold ounce sold ($/ounce,co-product)[1]	775	786	799	844
Cash costs per copper pound sold ($/pound, co-product)[1]	2.39	2.46	2.55	2.87
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1]	(408)	223	(195)	502
All-in sustaining costs per gold ounce sold ($/ounce, co-product)[1]	828	915	861	951
All-in sustaining costs per copper pound sold ($/pound, co-product)[1]	2.55	2.86	2.74	3.23
Sustaining capital ($M)[1]	1.9	6.7	7.7	14.8
Growth capital ($M)[1]	28.7	31.7	86.8	94.3
Total capital ($M)	30.6	38.4	94.5	109.1

Operating Key Performance Indicators

New Afton Mine	Q3 2024	Q3 2023	9M 2024	9M 2023
New Afton Mine Only				
Tonnes mined per day (ore and waste)	**9,614**	9,790	**10,188**	9,716
Tonnes milled per calendar day	**11,302**	8,651	**10,851**	8,326
Gold grade milled (g/t)	**0.57**	0.72	**0.62**	0.69
Gold recovery (%)	**86**	90	**88**	89
Copper grade milled (%)	**0.62**	0.80	**0.67**	0.77
Copper recovery (%)	**88**	91	**90**	91
Gold production (ounces)	**16,283**	17,255	**52,241**	46,694
Copper production (Mlbs)	**12.6**	13.2	**39.5**	35.5
Ore Purchase Agreements[4]				
Gold production (ounces)	**195**	761	**716**	4,243

- Third quarter production was 16,477 ounces of gold (inclusive of ore purchase agreements) and 12.6 million pounds of copper. For the nine months ended September 30, 2024, gold production was 52,957 ounces (inclusive of ore purchase agreements) and copper production was 39.5 million pounds. Third quarter production decreased over the prior year period due to lower grade and recovery. For the nine months ended September 30, 2024, the increase in gold and copper production over the prior-year period is due to higher tonnes processed, partially offset by lower grade and recovery.

- Operating expenses per gold ounce sold and per copper pound sold for the third quarter decreased over the prior-year period due to lower underground mining cost in the third quarter. Operating expenses per gold ounce sold and per copper pound sold for the nine months ended September 30, 2024, decreased over the prior-year period due to lower underground mining cost and higher gold and copper sales volumes.

- All-in sustaining costs[1] per gold ounce sold (by-product basis) for the third quarter and nine months ended September 30, 2024, decreased over the prior-year periods due to the benefit of higher by-product revenues, lower operating expenses, and lower sustaining capital spend.

- Total capital decreased over the prior-year periods, primarily due to lower sustaining and growth capital[1] spend. Sustaining capital[1] primarily related to tailings management and stabilization activities. Growth capital primarily related to the C-Zone underground mine development and cave construction.

- Free cash flow[1] for the third quarter and nine months ended September 30, 2024, was $19 million and $31 million, respectively, a significant improvement over the prior-year periods primarily due to higher revenue and lower overall capital spend.

- C-Zone, New Afton's fourth block cave, has achieved commercial production ahead of schedule with the materials handling system coming online in October and the cave footprint reaching the targeted hydraulic radius for self-cave propagation. Installation of the gyratory crusher and conveyor system was completed ahead of schedule and C-Zone is now set up for high capacity, low-cost, low-emission ore transportation for the life-of-mine. Additionally, construction of the C-Zone cave footprint has reached the targeted 18 draw bells for hydraulic radius. These two milestones are expected to have an immediate positive impact on unit operating costs and ultimately facilitate a ramp-up to previously achieved processing rates of more than 14,500 tonnes per day by 2026.

Third Quarter 2024 Conference Call and Webcast

The Company will host a webcast and conference call tomorrow, Wednesday, October 30, 2024 at 8:30 am Eastern Time to discuss the Company's third quarter consolidated results.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/xPwpa23nj6B
- Participants may also listen to the conference call by calling North American toll free 1-888-510-2154, or 1-437-900-0527 outside of the U.S. and Canada, passcode 45265.
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3TCTEZb to receive an instant automated call back.
- A recorded playback of the conference call will be available until November 30, 2024 by calling North American toll free 1-888-660-6345, or 1-289-819-1450 outside of the U.S. and Canada, passcode 45265. An archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes

1. "Cash costs per gold ounce sold", "all-in sustaining costs (AISC) per gold ounce sold", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations before changes in non-cash operating working capital", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

2. Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

3. These are supplementary financial measures which are calculated as follows: "revenue per ounce and pound sold" is total revenue divided by total gold ounces sold and copper pounds sold, "Operating expenses per gold ounce sold" is total operating expenses divided by total gold ounces sold; "depreciation and depletion per gold ounce sold" is total depreciation and depletion divided by total gold ounces sold; and "operating expenses ($/oz gold, co-product)" and "operating expenses ($/lb copper, co-product)" is operating expenses apportioned to each metal produced on a percentage of activity basis, and subsequently divided by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

4. Key performance indicator data is inclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. During the quarter these ounces represented approximately 1% of total gold ounces produced using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Non-GAAP Financial Performance Measures

Cash Costs per Gold Ounce Sold

"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information is net of by-product sales.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-In Sustaining Costs (AISC) per Gold Ounce Sold

"All-in sustaining costs per gold ounce sold" ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Cash Costs and All-in Sustaining Costs per Gold Ounce Reconciliation Tables

	Three months ended September 30		Nine months ended September 30	
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
CONSOLIDATED CASH COST AND AISC RECONCILIATION				
Operating expenses	107.6	107.5	323.9	329.6
Treatment and refining charges on concentrate sales	4.1	4.7	14.1	13.7
By-product silver revenue	(5.0)	(3.3)	(13.7)	(10.0)
By-product copper revenue	(46.1)	(49.2)	(152.4)	(126.4)
Total cash cost[1]	60.6	59.8	172.0	206.9
Gold ounces sold[2]	81,791	79,821	219,565	241,247
Cash costs per gold ounce sold (by-product basis)[1]	741	749	783	858
Sustaining capital expenditures[1]	19.8	35.6	77.2	97.5
Sustaining exploration - expensed	0.1	0.3	0.3	0.7
Sustaining leases[1]	0.1	1.5	1.9	7.7
Corporate G&A including share-based compensation	14.3	6.2	29.5	20.1
Reclamation expenses	2.9	3.1	8.3	9.3
Total all-in sustaining costs[1]	97.8	106.4	289.1	342.1
Gold ounces sold[2]	81,791	79,821	219,565	241,247
All-in sustaining costs per gold ounce sold (by-product basis)[1]	1,195	1,333	1,317	1,418

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2024	**2023**	**2024**	**2023**
RAINY RIVER CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**73.2**	65.9	**203.0**	208.1
By-product silver revenue	**(4.1)**	(2.5)	**(11.1)**	(8.1)
Total cash costs net of by-product revenue	**69.1**	63.4	**191.9**	200.0
Gold ounces sold[2]	**67,228**	62,426	**169,837**	193,846
Cash costs per gold ounce sold (by-product basis)[1]	**1,028**	1,015	**1,130**	1,032
Sustaining capital expenditures[1]	**17.9**	28.7	**69.5**	82.6
Sustaining leases[1]	**0.0**	1.3	**1.0**	7.2
Reclamation expenses	**2.2**	2.4	**6.3**	7.3
Total all-in sustaining costs[1]	**89.2**	95.8	**268.7**	297.1
Gold ounces sold[2]	**67,228**	62,426	**169,837**	193,846
All-in sustaining costs per gold ounce sold (by-product basis)[1]	**1,327**	1,535	**1,582**	1,532

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2024	**2023**	**2024**	**2023**
NEW AFTON CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**34.4**	41.6	**120.9**	121.5
Treatment and refining charges on concentrate sales	**4.1**	4.7	**14.1**	13.7
By-product silver revenue	**(0.8)**	(0.7)	**(2.6)**	(1.9)
By-product copper revenue	**(46.1)**	(49.2)	**(152.4)**	(126.4)
Total cash costs net of by-product revenue	**(8.5)**	(3.6)	**(19.9)**	6.9
Gold ounces sold[2]	**14,564**	17,395	**49,728**	47,401
Cash costs per gold ounce sold (by-product basis)[1]	**(583)**	(206)	**(401)**	145
Sustaining capital expenditures[1]	**1.9**	6.7	**7.7**	14.8
Sustaining leases[1]	**0.0**	0.1	**0.5**	0.1
Reclamation expenses	**0.6**	0.7	**2.0**	2.0
Total all-in sustaining costs[1]	**(5.9)**	3.9	**(9.7)**	23.8
Gold ounces sold[2]	**14,564**	17,395	**49,728**	47,401
All-in sustaining costs per gold ounce sold (by-product basis)[1]	**(408)**	223	**(195)**	502

(in millions of U.S. dollars, except where noted)	Three months ended September 30, 2024		
	Gold	**Copper**	**Total**
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)			
Operating expenses	**10.3**	**24.1**	**34.4**
Units of metal sold	**14,564**	**11.0**	
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	**709**	**2.18**	
Treatment and refining charges on concentrate sales	**1.2**	**2.9**	**4.1**
By-product silver revenue	**(0.3)**	**(0.6)**	**(0.8)**
Cash costs (co-product)[3]	**11.3**	**26.4**	**37.6**
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	**775**	**2.39**	
Sustaining capital expenditures[I]	**0.6**	**1.4**	**1.9**
Sustaining leases	**0.0**	**0.0**	**0.0**
Reclamation expenses	**0.2**	**0.4**	**0.6**
All-in sustaining costs (co-product)[2]	**12.1**	**28.1**	**40.2**
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	**828**	**2.55**	

[I] Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

(in millions of U.S. dollars, except where noted)	Three months ended September 30, 2023		
	Gold	**Copper**	**Total**
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)			
Operating expenses	12.5	29.1	41.6
Units of metal sold	17,395	13.0	
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	718	2.24	
Treatment and refining charges on concentrate sales	1.4	3.3	4.7
By-product silver revenue	(0.2)	(0.5)	(0.7)
Cash costs (co-product)[3]	13.7	31.9	45.6
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	786	2.46	
Sustaining capital expenditures[I]	2.0	4.7	6.7
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)[2]	15.9	37.1	53.0
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	915	2.86	

[I] Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

	Nine months ended September 30, 2024		
(in millions of U.S. dollars, except where noted)	**Gold**	**Copper**	**Total**
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)			
Operating expenses	**36.3**	**84.7**	**120.9**
Units of metal sold	**49,728**	**36.4**	
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	**730**	**2.33**	
Treatment and refining charges on concentrate sales	**4.2**	**9.9**	**14.1**
By-product silver revenue	**(0.8)**	**(1.8)**	**(2.6)**
Cash costs (co-product)[3]	**39.7**	**92.7**	**132.4**
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	**799**	**2.55**	
Sustaining capital expenditures[l]	**2.3**	**5.4**	**7.7**
Sustaining leases	**0.1**	**0.3**	**0.4**
Reclamation expenses	**0.6**	**1.4**	**2.0**
All-in sustaining costs (co-product)[2]	**42.8**	**99.8**	**142.6**
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	**861**	**2.74**	

[l] Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

	Nine months ended September 30, 2023		
(in millions of U.S. dollars, except where noted)	**Gold**	**Copper**	**Total**
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)			
Operating expenses	36.5	85.1	121.5
Units of metal sold	47,401	32.5	
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	769	2.61	
Treatment and refining charges on concentrate sales	4.1	9.6	13.7
By-product silver revenue	(0.6)	(1.3)	(1.9)
Cash costs (co-product)[3]	40.0	93.3	133.3
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	844	2.87	
Sustaining capital expenditures[l]	4.4	10.4	14.8
Reclamation expenses	0.6	1.4	2.0
All-in sustaining costs (co-product)[2]	45.1	105.2	150.2
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	951	3.23	

[l] Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Sustaining Capital Expenditures Reconciliation Table

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2024	**2023**	**2024**	**2023**
TOTAL SUSTAINING CAPITAL EXPENDITURES				
Mining interests per consolidated statement of cash flows	**62.5**	70.6	**195.8**	205.3
New Afton growth capital expenditures[1]	**(28.7)**	(31.7)	**(86.8)**	(94.3)
Rainy River growth capital expenditures[1]	**(14.0)**	(3.3)	**(31.8)**	(13.5)
Sustaining capital expenditures[1]	**19.8**	35.6	**77.2**	97.5

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "other gains and losses" as per Note 3 of the Company's unaudited condensed interim consolidated financial statements; and loss on redemption of long-term debt. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the unaudited condensed interim consolidated income statements. Key entries in this grouping are: fair value changes for the Rainy River gold stream obligation, fair value changes and gain on the disposal of the New Afton free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2024	**2023**	**2024**	**2023**
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION				
Income (loss) before taxes	**36.1**	**4.9**	**18.6**	**(28.4)**
Other losses	**29.1**	**20.3**	**84.6**	**84.6**
Adjusted net earnings before taxes	**65.2**	**25.2**	**103.2**	**56.2**
Income tax recovery (expense)	**1.8**	**(7.6)**	**28.9**	**(8.7)**
Income tax adjustments	**(2.7)**	**5.5**	**(37.8)**	**5.6**
Adjusted income tax expense[1]	**(0.9)**	**(2.1)**	**(8.9)**	**(3.1)**
Adjusted net earnings[1]	**64.3**	**23.1**	**94.3**	**53.1**
Adjusted net earnings per share (basic and diluted)[1]	**0.08**	**0.03**	**0.13**	**0.08**

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

(in millions of U.S. dollars)	Three months ended September 30		Nine months ended September 30	
	2024	**2023**	**2024**	**2023**
CASH RECONCILIATION				
Cash generated from operations	**127.9**	100.1	**283.2**	**217.0**
Change in non-cash operating working capital	**(7.9)**	(12.4)	**(0.1)**	**11.5**
Cash generated from operations, before changes in non-cash operating working capital[1]	**120.0**	87.7	**283.1**	**228.5**

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, and settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the New Afton free cash flow interest obligation. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

(in millions of U.S. dollars)	Three months ended September 30, 2024			
	Rainy River	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**84.0**	**49.9**	**(6.0)**	**127.9**
Less Mining interest capital expenditures	**(32.0)**	**(30.6)**	—	**(62.6)**
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	—	—	**(0.1)**	**(0.1)**
Less Cash settlement of non-current derivative financial liabilities	**(8.2)**	—	—	**(8.2)**
Free Cash Flow[1]	**43.8**	**19.3**	**(6.1)**	**57.0**

(in millions of U.S. dollars)	Three months ended September 30, 2023			
	Rainy River	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**54.7**	**43.5**	**1.8**	**100.1**
Less Mining interest capital expenditures	**(32.0)**	**(38.4)**	**(0.1)**	**(70.5)**
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	**(1.3)**	—	**(0.1)**	**(1.4)**
Less Cash settlement of non-current derivative financial liabilities	**(6.6)**	—	—	**(6.6)**
Free Cash Flow[1]	**14.8**	**5.1**	**1.6**	**21.6**

(in millions of U.S. dollars)	Nine months ended September 30, 2024			
	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	178.4	125.6	(20.8)	283.2
Less Mining interest capital expenditures	(101.3)	(94.5)	—	(195.8)
Add Proceeds of sale from other assets	—	0.2	—	0.2
Less Lease payments	(0.9)	(0.5)	(0.5)	(1.9)
Less Cash settlement of non-current derivative financial liabilities	(22.9)	—	—	(22.9)
Free Cash Flow[1]	**53.3**	**30.8**	**(21.3)**	**62.8**

(in millions of U.S. dollars)	Nine months ended September 30, 2023			
	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	156.0	76.0	(15.0)	217.0
Less Mining interest capital expenditures	(96.1)	(109.1)	(0.1)	(205.3)
Add Proceeds of sale from other assets	0.1	—	—	0.1
Less Lease payments	(7.2)	(0.1)	(0.4)	(7.7)
Less Cash settlement of non-current derivative financial liabilities	(21.4)	—	—	(21.4)
Free Cash Flow[1]	**31.4**	**(33.2)**	**(15.5)**	**(17.3)**

Average Realized Price

"Average realized price per gold ounce or per copper pound sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized for gold sales in each reporting period. "Average realized price per ounce of gold sold or copper pound sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2024	2023	2024	2023
TOTAL AVERAGE REALIZED PRICE				
Revenue from gold sales	203.3	151.7	504.3	458.9
Treatment and refining charges on gold concentrate sales	1.8	1.9	6.0	5.8
Gross revenue from gold sales	205.1	153.6	510.3	464.7
Gold ounces sold	81,791	79,821	219,565	241,247
Total average realized price per gold ounce sold ($/ounce)[1]	2,507	1,924	2,324	1,926

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2024	2023	2024	2023
RAINY RIVER AVERAGE REALIZED PRICE				
Revenue from gold sales	168.1	120.0	394.5	372.3
Gold ounces sold	67,228	62,426	169,837	193,846
Rainy River average realized price per gold ounce sold ($/ounce)[1]	2,501	1,921	2,323	1,920

(in millions of U.S. dollars, except where noted)	Three months ended September 30		Nine months ended September 30	
	2024	**2023**	**2024**	**2023**
NEW AFTON AVERAGE REALIZED PRICE				
Revenue from gold sales	**35.1**	31.7	**109.8**	**86.6**
Treatment and refining charges on gold concentrate sales	**1.8**	1.9	**6.0**	**5.7**
Gross revenue from gold sales	**36.9**	33.6	**115.8**	**92.3**
Gold ounces sold	**14,564**	17,395	**49,728**	**47,401**
New Afton average realized price per gold ounce sold ($/ounce)[1]	**2,536**	1,932	**2,330**	**1,948**

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three and nine months ended September 30, 2024 filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance with respect to production, costs, capital investment and expenses on a mine-by-mine and consolidated basis, associated timing and successfully accomplishing the factors contributing to those expectations; expectations regarding the fourth quarter of 2024 being the strongest quarter of the year; successfully generating sustaining free cash flow beyond 2030; successfully delivering on the Company's guidance targets, consolidated operational outlook and operational objectives and continuing to leverage the current metal price environment; continuing to successfully manage costs and offset the lower production financial impact at Rainy River; expectations regarding the fourth quarter having the most exploration metres drilled in 2024; successfully updating the Company's Mineral Reserves and Resources in early 2025; expectations regarding exploration results having a positive impact on Rainy River's mineral resource estimate at year-end and successfully forming the basis of additional exploration opportunities in the coming years; planned activities in 2024 and future years at the Rainy River Mine and New Afton Mine, including planned development and exploration activities, and projected accuracy of timing and related expenses; expectations regarding depreciation expenses in the fourth quarter being in-line with the first half of 2024; expectations regarding Underground Main being an important source of higher-grade production in the coming years; successfully commencing stoping in the first half of 2025 for the Underground Main project and ramping up underground production rate to approximately 5,500 tonnes per day by 2027; successfully achieving high-capacity, low-cost, low-emission ore transportation for the life-of-mine at C-Zone; successfully achieving the expected immediate positive impacts on unit operating costs, production and processing rates resulting from achieving the noted C-Zone milestones; and successfully achieving processing rates of more than 14,500 tonnes per day by 2026 at New Afton.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

All scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer of New Gold. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of NI 43-101 *Standards of Disclosure for Mineral Projects*.